================================================================================
SEC 1745 (6-01) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
================================================================================

                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ..... 11
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                        INTRABIOTICS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  46116T 10 0
                      ------------------------------------
                                 (CUSIP Number)

                       October 6, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

Novel BioVentures, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X] Joint - Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         331,200*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           331,200*
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
331,200*
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
6.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------
* Represents 276,000 shares of common stock and warrants to purchase up to 55,200 shares of common stock.

CUSIP No.  46116T 10 0


--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

Novel BioVentures Inc.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X] Joint - Filing
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
British Virgin Islands
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         331,200*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           331,200*
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
331,200*
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
6.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
CO
--------------------------------------------------------------------------------
* Represents 276,000 shares of common stock and warrants to purchase up to 55,200 shares of common stock.

CUSIP No.  46116T 10 0


ITEM 1.
     (a)  Name of Issuer:
          Intrabiotics Pharmaceuticals, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          2483 East Bayshore Road, Suite 100, Palo Alto, CA  94043

ITEM 2.
     (a)  Name of Persons Filing:
          Novel BioVentures, LLC
          Novel BioVentures Inc.

     (b)  Address of Principal Business Office for persons filing:
          Novel BioVentures, LLC
          Novel BioVentures Inc.
          5/F, Novel Industrial Building
          850-870 Lai Chi Kok Road
          Cheung Sha Wan, Kowloon
          Hong Kong

     (c)  Citizenship:
          Novel BioVentures, LLC is organized in the United States
          Novel BioVentures Inc. is organized in the British Virgin Islands

     (d)  Title of Class of Securities:  Common Stock, par value $.001

     (e)  CUSIP Number:  46116T 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [_]  Broker or dealer registered under Section 15 of the Act
               (15 U.S.C. 78o).
     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4. OWNERSHIP.

     (a) Amount beneficially owned: The aggregate number of shares beneficially owned is 331,200 shares, consisting of 276,000 shares of common stock and warrants exercisable for 55,200 shares of common stock.

     (b) Percent of class: 6.2% (based upon 5,253,983 shares outstanding as of October 31, 2003 as reported in issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2003)

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                   Novel BioVentures, LLC               331,200
                   Novel BioVentures Inc.               331,200

          (ii)  Shared power to vote or to direct the vote:
                   Novel BioVentures, LLC                     0
                   Novel BioVentures Inc.                     0

          (iii) Sole power to dispose or to direct the disposition of:
                   Novel BioVentures, LLC               331,200
                   Novel BioVentures Inc.               331,200

          (iv)  Shared power to dispose or to direct the disposition of:
                   Novel BioVentures, LLC                     0
                   Novel BioVentures Inc.                     0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
See Item 8 regarding company relationship between filers.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Novel BioVentures, LLC, a Delaware limited liability company, is the registered holder of the securities. Novel BioVentures Inc., a British Virgin Islands corporation, is the sole member and manager of Novel BioVentures, LLC.

Because of the business relationship among the filing persons, they are filing as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any reporting person that such reporting person and any other reporting person or reporting persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each reporting person disclaims beneficial ownership of, or a pecuniary interest in, any securities of the issuer owned by any other reporting person, except to the extent of its pecuniary interest therein.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
Not Applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 25, 2004
                                        ----------------------------------------
                                                        (Date)


                                        NOVEL BIOVENTURES, LLC
                                        By: Novel BioVentures Inc., Sole Member

                                        By:/s/ Rodrigo Yang
                                           -------------------------------------
                                            Rodrigo Yang, Managing Director


                                        NOVEL BIOVENTURES INC.

                                        By:/s/ Rodrigo Yang
                                           -------------------------------------
                                            Rodrigo Yang, Managing Director

                                   EXHIBIT I

                                      TO

                                 SCHEDULE 13G

                                   UNDER THE

                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


     Pursuant to Rule 13d-1(k)(1), NOVEL BIOVENTURES, LLC affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.


                                        NOVEL BIOVENTURES, LLC
                                        By: Novel BioVentures Inc., Sole Member

                                        By: /s/ Rodrigo Yang
                                           -------------------------------
                                           Rodrigo Yang, Managing Director

                                   EXHIBIT II

                                      TO

                                 SCHEDULE 13G

                                   UNDER THE

                SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


     Pursuant to Rule 13d-1(k)(1), NOVEL BIOVENTURES INC. affirms that it is individually eligible to use Schedule 13G and agrees that this Schedule is filed on its behalf.

                                             NOVEL BIOVENTURES INC.

                                             By: /s/ Rodrigo Yang
                                                -------------------------------
                                                Rodrigo Yang, Managing Director